SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2 )*

GOOD HARBOR PARTNERS ACQUISITION CORP.

(Name of Issuer)

Common Stock, Par Value $0.0001

(Title of Class of Securities)

382094100

(CUSIP Number)

February 14, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

□	Rule 13d-1(b)
■	Rule 13d-1(c)
□	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 382094100

1.	NAME OF REPORTING PERSON	Pentagram Partners, L.P.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
a	□
b	□

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* □
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW

0%
12.	TYPE OF REPORTING PERSON*

PN

CUSIP No. 382094100

1.	NAME OF REPORTING PERSON	Richard Jacinto, II

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
a	□
b	□

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* □
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW

0%
12.	TYPE OF REPORTING PERSON*

IN

SCHEDULE 13G

Item 1(a). Name of Issuer:	Good Harbor Partners Acquisition Corp.

Item 1(b). Address of issuer’s principal executive offices:

2101 Wilson Avenue, Suite 1000

Arlington, VA 22201

Item 2.	Name, Address and Citizenship of Person Filing; Class of Securities and CUSIP Number

(a)

This statement is being filed on behalf of Pentagram Partners, L.P., a New York limited partnership (“Pentagram”), and Richard Jacinto, II. Mr. Jacinto is the General Partner of Pentagram and consequently may be deemed to be the beneficial owner of its holdings by virtue of controlling the voting and dispositive powers of Pentagram.

(b)	The business address for Pentagram and Mr. Jacinto is: 630 Fifth Avenue, 20th Floor, New York, NY 10111

(c)	Pentagram Partners, L.P. is a limited partnership formed under the laws of the state of New York. Mr. Jacinto is a United States citizen.

(d)	Common Stock, par value $0.0001

(e)	382094100

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act

(b)	☐	Bank is defined in Section 3(a)(6) of the Act

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act

(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with §240.13d-1(b)(1)(ii)(F)

(g)	☐	Parent Holding Company or Control Person in accordance with §240.13d-1(b)(ii)(G)

(h)	☐	Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐	Church Plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(H)

Item 4. Ownership

(a)       This amendment is being filed in accordance with Rule 13d-2(b) to reflect the Reporting Persons end of calendar year holdings of the Issuer. As a result of additional open market sales, as of December 31, 2007 the Reporting Persons own 400,000 Class Z warrants and no shares of common stock. Each Class Z warrant will become exercisable into one share of common stock on the later date of the Issuer’s completion of a business acquisition or March 8, 2007. To date, the Issuer has not completed a business acquisition; therefore, the Class Z warrants held by the Reporting Persons, including the underlying shares of common stock, are not deemed to be outstanding for purposes of determining the Reporting Persons beneficial ownership pursuant to Rule 13d-3(d), to the extent such Class Z warrants are not exercisable within 60 days. Furthermore, the Class Z warrants do not have voting rights and are excluded from the Reporting Persons ownership calculations, pursuant to Rule 13d-3(d)(1)(i). Notwithstanding the foregoing, the Reporting Persons are deemed to beneficially own 0 shares of the Issuer’s common stock, which does not include 400,000 shares of common stock underlying Class Z warrants held by the Reporting Persons.

(b)       0 shares of common stock represents 0% ownership of the Issuer’s outstanding common stock shares. The percentage calculation is based upon 1,150,100 outstanding shares of the Issuer’s common stock as of November 9, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed November 14, 2007.

(c)	Number of shares as to which the Reporting Persons have:

(i)	sole power to vote or to direct the vote:	0
(ii)	shared power to vote or to direct the vote:	0
(iii)	sole power to dispose or to direct the disposition of:	0
(iv)	shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:           [X]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transactions having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2008	Pentagram Partners, LP

/s/ Richard Jacinto, II Richard Jacinto, II, General Partner

/s/ Richard Jacinto, II Richard Jacinto, II, individual